Exhibit 99.1

AerCap

–

ILFC Transaction
Conference Call

Monday, 16th December 2013

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Participants

Peter Wortel, AerCap, Head of Investor Relations

Pieter Korteweg, AerCap, Chairman of the Board

Aengus Kelly, AerCap, CEO

Keith Helming, AerCap, CFO

Introduction

Operator: Today’s AerCap Holdings conference calls.  At this time, all participants are in listen-only mode.  This call is being webcast, and an audio version of the call will be available on the company’s website.  The call is also being recorded for replay purposes.  I now hand over the call to Peter Wortel, Head of Investor Relations. Please go ahead.

Peter Wortel: Thank you operator.  Good day everyone, and thank you for joining us today on such short notice.  With me today are Pieter Korteweg, the Chairman of the Board of AerCap Holdings, Aengus Kelly, AerCap CEO, and Keith Helming, AerCap CFO.  As you are aware, in this call we will discuss the agreement we have entered into with AIG to purchase ILFC.  Before we begin with the presentation, let me take you through our disclaimer.

Disclaimer

I want to remind you that some statements made during this conference call that are not historical facts may be forward-looking statements.  Forward-looking statements involve risks and uncertainties that may cause actual results or events to differ materially from those expressed or implied in such statements.  In addition, this conference call contains time sensitive information that reflects management’s best judgement only as of the date of the last call.  AerCap does not undertake any on-going obligation, other than that imposed by law, to publically update or revise any forward-looking statements to reflect future events, information or circumstances that arise after this call.  Further information concerning issues that could materially affect performance related to forward-looking statements can be found in AerCap’s press release dated 16th December 2013.  A copy of the press release and conference call presentation are available on our website at AerCap.com.  This call is open to the public and is being webcast simultaneously at AerCap.com, and will be archived for replay.

I’ll now turn the call over to Aengus Kelly

Aengus Kelly: Thank you Peter.  Good afternoon, and good morning to those of you in the US.  Thank you all for joining us on this important call.  This morning AerCap signed a share-purchase agreement with AIG to acquire 100% of the share capital of ILFC.  The transaction is subject to customary closing conditions, and is expected to close in the second quarter of 2014.  Under the terms of the agreement, AIG will receive $3 billion in cash, 97.6 million shares in AerCap.  Based on the closing stock price of AerCap’s ordinary shares on 13th December, the total consideration has a value of approximately $26 billion, including ILFC’s net debt of approximately $21 billion.  We expect to fund the cash portion of the consideration through the issuance of long-term bonds and the cash of the combined company.  As part of the transaction, all existing ILFC deferred and current tax liabilities, approximately $4.1 billion, will be assumed by AIG.  AIG will also provide AerCap with a committed five year, $1 billion, unsecured revolving credit facility.  This facility was signed yesterday.  In addition, UBS and Citibank have provided a $2.75 billion committed acquisition facility to backstop the funding of the transaction.  This was also signed yesterday.  At this time, I would like to invite AerCap’s chairman, Pieter Korteweg, to make a few comments on behalf of our board.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Pieter Korteweg: Thank you Gus.  Thank you again, ladies and gentlemen, for joining us, and for your interest in AerCap.  Before I turn back the mike to Gus Kelly, who made this all happen, and who will fill you in in more detail on the transaction, let me, as chairman of AerCap’s board since its inception in 2006, give you the board’s perspective.  This is a truly exciting and defining transaction for AerCap.  It will create the leading independent aircraft lessor, and it position AerCap to drive truly attractive to return for its shareholder.  Actually, the transaction will be accretive for our shareholders from day one.

The board is pleased to express its strong support for this transaction.  The board has gone through a thorough and in-depth analysis and review of the opportunity, and its benefits and its risks, and the board is unanimous in its decision to propose the transaction for approval to our EGM on 13th February 2014.  The transaction also has the full support of our largest shareholder, Waha of Abu Dhabi.  They have participated in the process through their representation in the board, and Waha has also signed a voting agreement to support the transaction at our upcoming EGM.

Our CEO, Gus Kelly, and his management team will oversee this transaction going forward.  His team has consistently demonstrated superior earnings performance.  They have committed their continued services and leadership in order to unlock the value for our shareholders that this new combined company has on offer.  Our board has complete confidence in the ability of management to execute on this acquisition, to follow through on the integration of ILFC, and to manage the combined company aimed at driving shareholder value.  The board also looks forward, very much, to working with AIG as a substantial investor, and we are looking forward to working closely with their two representatives, whose names I know but I cannot yet disclose them.  They will be on the board – to join the board – when the transaction closes somewhere in the new year, and they are both most welcome.

Let me in this respect end with a note.  Part of our shareholders’ agreement with AIG is that AIG’s voting power will in most instances be limited to less than 50% of their prospective 46% shareholdings in AerCap.  And now I would like to turn the discussion back to our CEO Gus Kelly and to CFO Keith Helming, who will take us through the strategic rationale of this transaction.  Gus?

Aengus Kelly: Thank you Pieter.  AerCap’s acquisition of ILFC will create the leading global franchise in the aircraft leasing industry.  This transaction presents a unique strategic opportunity to bring together the outstanding and experienced personnel from both companies, and two attractive portfolios of modern aircraft, on lease to a highly diversified customer base.  Further, and very importantly, we believe AerCap will now have the most attractive order book in the industry.  With these combined resources, along with a strong liquidity profile we will drive high levels of stable, long-term profitability and cashflow for the benefit of all our stakeholders.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

As Pieter referenced, the transaction will be immediately accretive to AerCap’s earnings per share, and will create a company with a very attractive financial profile.  We expect our annual EPS run rate to be in excess of $4 per share, and the combined company will generate $3 billion of annual cash flow from operation.  These numbers are underpinned by the key fact that over 80% of the expected lease revenue for the next three years is already contracted.  With $41 billion in assets, serving over 200 airline customers globally, the combined company will have industry leading scale and financial strength.  Furthermore, we believe the company will have the most attractive order book in the industry, in terms of aircraft type, pricing and delivery date.  This scale and financial strength will give the company a competitive advantage in the growing industry of aircraft leasing, as it will enable us to address the needs of our commercial airline customers, and the OEMs, as a partner capable of providing them with large scale fleet solutions.  This will be particularly important to our customers in North America and Europe, who are in the process of re-fleeting, as well as our customers in the emerging markets, who are satisfying rapid growth in air travel.

Both AerCap and ILFC have distinguished themselves with their ability to execute large-scale lease back transactions, and place new equipment orders that few if any of our competitors have the scale and financial strength to match.

In summary, if you are a customer of AerCap or ILFC, you should be very pleased to know that AerCap will have the scale and financial strength to be, now more than ever, the go-to partner of commercial airlines, as they manage their expansion and re-fleeting into newer, more efficient aircraft.

Separately, meaningful opportunities exist to better optimise ILFC’s fleet, stemming from AerCap’s position as one of the most active portfolio managers in the world, having sold over 270 aircraft in the last several years, and our ability to utilise Aeroturbine’s part-out and engine-leasing capabilities to maximise the value of the older aircraft in the fleet.

On the cost side, aircraft leasing is a very scalable business, and the transaction will provide substantial opportunities to produce material cost-savings and operating efficiencies.  We expect to generate approximately $100 million of annual cost-savings by end 2015.  The combined company will also enjoy significant tax benefits, as the ILFC assets are relocated to Ireland, increasing AerCap’s already substantial presence in Ireland.

Turning to the aircraft portfolio, and the new order book, we believe the aircraft portfolio of the combined company will generate high levels of sustained profitability for many years to come, for a number of reasons.  Firstly, at a purchase price of approximately $5 billion, we are acquiring the ILFC portfolio at an implied transaction valuation of $26 billion.  This is approximately $6 billion below the 30th September independent appraised value of the portfolio.  Secondly, the order book of ILFC is the most attractive in the industry.  It is deeply in the money, reflecting further embedded value in the transaction.   The pricing of these very attractive new technology aircraft and delivery slots could not be replicated by dealing with the OEMs.  Third, the combined portfolio will be heavily concentrated, right from the outset, in the most modern, fuel efficient aircraft in the world.  By value, almost 90% of the portfolio, on closing, will be composed of A320, A330, Boeing 737, and Boeing 777 family aircraft.  Now, as a result of the mark-to-market of the book values, the relocation of the aircraft to Ireland and AerCap’s portfolio management expertise, we will have full flexibility to manage the ILFC portfolio and sell down older, out of production aircraft to drive sustainable future profits.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

As I mentioned, AerCap is a proven leader in portfolio management, and has been among the most successful and active buyers and sellers of aircraft in the world.  We have deep secondary market expertise across all the aircraft types and vintages in the ILFC portfolio.  Furthermore, AerCap built Aeroturbine in to the second largest participant in the global aftermarket, before selling it to ILFC.  A combination of AerCap’s culture of disciplined risk and portfolio management, AerCap and ILFC’s deep secondary market expertise, and Aeroturbine’s end of life asset management capabilities, will position us to maximise the value of the older aircraft.

Now very importantly, if you are a lender, or a bond holder, you should know that a prudent financial strategy has been at the core of AerCap’s success.  We have consistently employed a balanced approach to equity and debt financing, and we are doing so again in this transaction, funding the purchase price with a mix of cash and shares.  You should also know that this transaction has been crafted to ensure that the capital structure of the company is extremely robust.  We will have an opening liquidity position of approximately $5 billion, and we expect to generate over $3 billion of operating cash flows in the first 12 months, resulting in overall liquidity of approximately $8 billion.

Further, we expect the combined company to have deep access to all funding markets, including the unsecured and secured bond markets, the commercial bank market, as well as the ECAs and Ex-Im Bank.  Both AerCap and ILFC have loyal investor followings in the capital markets and strong track records of accessing all of these markets.  We believe there is capacity for multiples of the expected financing need of the company going forward.  Combined, AerCap and ILFC have raised over $39 billion of financing in the last several years.  We will have a very manageable capital expenditure of around $3 billion per annum for the next three years, primarily to fund deliveries of new aircraft, which will be partly offset by approximately $1 billion in annual aircraft sales, which equates to AerCap’s current level of sales activity.  Given our combined access to the global financing markets, and our strong contracted operating cash flow, we view this as a very manageable amount.

Maintaining a strong financial profile is of paramount importance to AerCap, and we believe this transaction will not only create the industry leader, but will also strengthen our financial profile, and access to all the global financing markets.  With that, I will turn the call over to Keith Helming, our CFO, to go through some of the pro forma financials, before we open the Q&A session.

Keith Helming: Thanks a lot, Gus.  Good morning everyone.  I’ll start on page 12 of the presentation.  This page provides a financial summary for the combined company; you’ve already heard a few of these numbers.  The combined company will have approximately 1,700 aircraft, including the order book, serving over 200 lessees.  Total assets will be approximately $41 billion dollars, of which $35 billion is the aircraft assets.  The initial capital structure of the company will include around $31 billion of debt and between $5-6 billion of equity.  Total revenues are expected to be approximately $5 billion.  Once the aircraft assets are transferred and duplicate infrastructure is removed, the projected profit of the combined company is expected to be $1 billion per annum.  Cash flow generation will be very strong, at around the $3 billion level per year.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Moving to page 13, this page again highlights the pro forma assets and capital structure of the combined company.  Based on the price paid, and the resulting write-down of the assets, the initial debt to equity ratio will be approximately 5.5:1.  Although this leverage is higher than the level that AerCap manages its business, the higher leverage is strictly related to purchase accounting, and the cash flows of the combined company remain unchanged.

The strong profit and cash flow generation of the combined company is expected to drive a reduction in leverage.  Within two years, we expect a reduction in the debt to equity ratio to around 4:1, and within four to five years, a reduction to approximately 3:1 is expected.  Both the planned reduction leverage and future profits are underpinned by the fact that approximately 85% of lease revenues are contracted for the next three years.

Page 14.  As mentioned, projected earnings for the client company is expected to be very strong.  The transaction includes an attractive purchase price, which allows the assets and liabilities to be properly fair-valued as of the closing date.  Fresh-start accounting helps drive appropriate cost levels, such as depreciation.  With appropriate cost levels, combined with the contracted revenue, the profit generation of the company is enhanced.  On an annual basis, the benefit from fair-value accounting is expected to be approximately $300 million per year.

In addition, the combination of AerCap and ILFC business will allow certain cost synergies to be achieved.  The best of both businesses will create the operating platform for the combined company, which will help eliminate duplicate costs.  As AerCap is already located in Ireland, the assets will be transferred to Ireland in order to align with the operating platform of the company.  This results in a reduction in tax expense.  Both the cost and tax synergies are expected to provide after-tax earnings of approximately $300 million per year, once execution is completed.  All of this is expected to drive strong profit generation, with run rate earnings per share of $4 or more, and a run rate return on equity of approximately 15%.

Turning to page 15, as discussed, we expect the combined company to have deep access to all funding markets.  Over the past few years, both companies have raised significant amounts of capital, many times the expected financing needs of the combined company over the next few years.  The amount of capital expenditures for the next three years is approximately $3 billion per annum, which is similar to the level that AerCap has raised on a standalone basis.  To support this level of capital requirements, AerCap has strong access to the capital markets, significant operating cash flows, as well as cash generation from aircraft sales.

AerCap plans to continue its standard approach to portfolio management by selling assets in order to keep an optimised portfolio.  The cash generated from these sales will also provide additional liquidity support for the company.  The expected level of sales per annum is $1 billion for the combined company, which, again, is similar to the level that AerCap has executed on a standalone basis.  Given these sources, the capital position of the combined company is expected to be robust.

Page 16.  The liquidity of the combined company will be strong.  As mentioned, the annual operating cash flows, excluding aircraft sales, will be approximately $3 billion per year.  The combined company is expected to have over $4 billion of revolving lines of credit, which we view as back-up liquidity.  In addition, unrestricted cash is expected to be over $1 billion, as of the closing date.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Our target liquidity position is to maintain sources of liquidity for the next 12 months equal to 1.2 times contracted uses.  Sources include available lines of credit, unrestricted cash, and operating cash flows.  These sources are expected to be approximately $8 billion as of the closing date.  Uses include both contracted capital expenditures as well as contracted debt maturities.

With regard to the financing plans going forward, as both companies have created strong access to the funding markets, we plan to access capital from both the unsecured and secured debt markets.  The approximate mix of the debt structure is expected to be 40% secured, and 60% unsecured going forward.

And page 17 – this page compares operating cash flows to contracted debt maturities.  The amount of operating cash flows relative to contracted debt maturities is well-balanced for the combined company.  Over the past few years, the ILFC team has done an outstanding job setting up their capital structure so that their debt maturities are aligned with the operating cash flows of their company.  This limits the required amount of re-financing for the combined company, and focuses the issuance of new debt to the funding requirements needed for purchases of the most in-demand new technology aircraft.  As a result, the liability structure of the combined company is very stable.

Those are the key perform metrics for the client company, and at this point I’d like to open up the call for Q&A.

Peter Wortel: Operator can you start the Q&A, please.

Q&A

Operator: Ladies and gentlemen, if you would like to ask a question at this time, please press the * key, followed by the digit one on your telephone.  Please ensure that the mute function on your phone is switched off to allow your signal to reach our equipment.  If you find that your question has already been answered, you may remove yourself from the queue by pressing * two.  Again, please press * one to ask your question.  We will now take our first question, from Arren Cyganovich from Evercore.  Please go ahead.

Arren Cyganovich (Evercore): Thanks.  First I’ll say congratulations on the transaction.  And my first question is around the leverage.  I was surprised by the 5.5 times debt to equity, and you clearly laid out a way to get down there, but I guess initially I want to hear your thoughts about how this may near term impact your –your funding, but I guess, you know, a lot of this has already been locked in by your credit facilities.  But you should talk a little bit about that leverage level.

Keith Helming: Well, the first thing I want to say about the leverage level is that the cash flows of the companies – both companies – remain unchanged, so the cash generation is still there.  The 5.5 is higher than the normal level that AerCap operates at, but, again, as I mentioned, it’s strictly related to purchase accounting.  The write-down of the assets and the resulting write-down of the equity results in this mathematical impact, if you will.  But again, the strong profit generation, and the cash generation, which will be used to pay down debt, decreases the leverage very, very quickly over time.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Aengus Kelly: And maybe one thing to note is that ironically, the less we pay for the business, the higher the debt equity ratio would be on closing.  It’s a function of the very low purchase price we paid, that it’s $6 billion below appraised values.  And you see then how rapidly it goes down, which is a function of the contracted cash flows of the business, and the profitability that those contracted cash flows will generate.  So it is really a function of the very low purchase price.

Arren Cyganovich: Okay, that’s helpful.  And then, secondly, the slide – slide ten shows your revenues coming down, at least from a projection level, and pro forma, through 2015; I’m assuming that’s just through your annual $1 billion of aircraft sales.  How does that impact your expectations for the bottom line, the earnings?  Is it essentially a lot of that going to be offsetting your – your, you know, higher funding cost associated with the deal?

Keith Helming: Yeah, the page ten just shows the contracted CAPEX as of now; it doesn’t include any new purchases that might occur after the closing date of the company.

Arren Cyganovich: Okay.  Thank you.

Operator: We will now take our next question from Jamie Baker from JP Morgan.  Please go ahead.

Jamie Baker (JP Morgan): Good afternoon gentlemen.  Mark Streeter is also on the line and may have a couple of follow ups.  First question from me, first two questions actually: you know, just in terms of the Chinese consortiums and their existing interest in this space, is there any interest and/or limits as to whether you could bring them in as potential partners in the future?  And then second, just as we think about the optimal size – and I guess this is more of a hypothetical question, but – at what point does a leasing company potentially become too big?  And I’m not at all suggesting this is the case here, but I’m presuming it’s something that you confronted internally over the last couple of weeks or months.  You know, is there an optimal size for the company?  Any colour on that, and then the follow up from Mark.

Aengus Kelly: Well first let me deal with our own ownership profile here.  We have the deal closed at this point Jamie; there is no other partner being brought in, Chinese or otherwise; it’s done.  In terms of the optimal size of an aircraft leasing company, of course this is something we looked at extremely carefully.  But we also looked at the operating capabilities of the platform, and AerCap buys, sells or leases an airplane every three days on its own.  ILFC does the same on a basis of every two days, and we have two of the leading platforms in the world, so we are extremely comfortable with the capabilities of this platform, along with, of course, the addition of Aeroturbine to deal with the older aircraft to very efficiently manage this number of airplanes.

Mark Streeter (JP Morgan): Great, and then Gus and Peter, it’s Mark Streeter.  Just wondering if I can jump in with a question on how you envision accessing the capital markets going forward?  Target ratings – you had mentioned, in the past, AerCap views on secured debt as, sort of, an opportunistic part of the capital structure and equity substitute and so forth.  Does that change now that you’re bringing on so much public debt?  With ILFC are you going to view unsecured debt differently going forward?  And I’m just wondering about funding as well: will it be done out of the AerCap box or more down at the ILFC level?  I’ll leave it at that, thank you.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Keith Helming: I’ll start.  Again, we have worked with the rating agencies over the past couple of months to get an idea as to how they would view the combined company.  We worked with them very closely and provided a lot of analysis and a lot of information.  We can’t comment yet on what their ultimate outcome will be but we are comfortable that the ultimate outcome in ratings will allow us to access the funding markets that we need to do so.  You know, both companies have created great access, as I said, to the funding markets.  You know, AerCap previously looked at just secured debt and opportunistically planned to do unsecured debt, whereas the ILFC model was somewhat different.  So we think that accessing both lines and both forms of capital is in the best interests of the combined company going forward.  And as I mentioned, again, I think just based on the projections that we have at this stage, that the balance will probably be around 40% secured and 60% unsecured.  It may change, obviously, a little over time but I think that will be the level I’ve positioned.

Mark Streeter: Great.  And just where will new debt be issued going forward?  At the AerCap level?  At the ILFC level?  Some combination of both?  How should we think about that?

Keith Helming: Yeah, we’ve spent a lot of time working on a structure for the combined company and effectively we’re going to have guarantee structures in place so that all the entities will more or less benefit from cross guarantee.  So it’ll be effectively issuance from the combined company level which obviously is – support of both ILFC and AerCap behind it.

Mark Streeter: Great, thanks.  We’ll hop back in the queue.  Appreciate it.

Aengus Kelly: Thanks gentlemen.

Operator: Our next question comes from Gary Liebowitz from Wells Fargo Securities.  Please go ahead.

Gary Liebowitz (Wells Fargo Securities): Thank you operator.  Congratulations gentlemen.

Keith Helming: Thank you Gary.

Gary Liebowitz : You’ve done a great job in keeping the fleet young over the years; I recall the ALS transaction last year.   You’re acquiring, now, a lot out of production planes and smaller narrow bodies which probably don’t optimise the fleet.  Could we see substantially more than a billion dollars of aircraft divestitures annually over the next couple of years?

Aengus Kelly: Well, first of all Gary, the average age of the fleet once we close, in terms of by value, will be around 7.5-7.6 years of age; so, still a very young fleet.  So, yes you will have maybe a big number of older, out of production aircraft, but because of the price we are paying the actual carrying value of those older assets is very limited, so actually selling a billion dollars will actually be quite a big percentage if we focus it on older aircraft.

Now, of course, as you’ve seen in the past Gary, look, we are very focused on opportunities to dispose of airplanes where we think it meets our strategic objectives in terms of asset quality, price we get for the airplane etc., so it’s something that we could potentially do but at the moment for the sake of our pro forma analysis we’re looking at a billion dollars a year which will be focused on the older technology assets.  But it’s worth noting that, as I said, by value – by value, over 85% of the fleet will be focused on 320, 737, 330 and 777 equipment, the most in-demand.  So there’s a very big distinction between the ILFC of old and today, where yes there was a large quantum of airplanes that were old or out of production but that also corresponded to a high value.  Because of the impact of the purchase accounting and the low purchase price we paid, that is not the case here.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Keith Helming: The only thing I’ll add here Gary is that through the fair value process we will be making distinct differences between in-production aircraft and out-of-production aircraft.  And, you know, the benefits from fair value accounting is that we can put in what we really think the values are.  On the out-of-production equipment we will be reducing the economic life and we will be reducing the residual value so a lot of the value will be associated with the in-production and not the out-of-production aircraft, regardless of what today’s book values are.

Gary Liebowitz: Okay, and Gus, in the past you’ve been a little bit reluctant to place large orders with the manufacturers, price escalation on certain financing environments.  How comfortable are you with the ILFC order book and the price you’re paying, and is it the embedded price that makes it attractive and mitigates those other risks?

Aengus Kelly: I mean Gary we have not placed OEM orders in the recent past; we have placed very large orders in prior years, it’s just that we have felt recently there has been a better risk reward profile for us in doing the large scale sale lease backs recently.  Now, frankly, in this transaction, the order book is the jewel in the crown.  ILFC was the launch customer for the 350 and the 787 and the NEO, and because of that and the associated delays with those aircraft platforms, particularly the 78 and the 350, the pricing, the delivery slots that ILFC have are unbeatable in the market.  And that is why it is so attractive and frankly it really – as I said, it is the jewel in the crown of the whole transaction.

Gary Liebowitz: Thank you very much.

Aengus Kelly: Thank you.

Operator: We will now take our next question from Justine Fisher from Goldman Sachs.  Please go ahead.

Justine Fisher (Goldman Sachs):  Good afternoon.

Aengus Kelly: Good afternoon, Justine.

Justine Fisher: So the first question that I have is just a follow up on Gary’s question.  So you talked about fleet optimisation but the one billion of asset sales is going to be in line with what AerCap did before.  Are we to take that to mean that because of the lower value for a lot of ILFC’s older aircraft, the optimisation process is just via selling more aircraft every year, so you get rid of a larger number of planes even though the notional is still high?  Because with AerCap previously you may have been selling aircraft that were worth more, because, if the dollar amount’s the same it doesn’t seem like there was a rapid focus on optimisation, but is that – is optimisation in terms of number, as opposed to just the value?

Aengus Kelly: That’s correct Justine.  Now of course we will, if we see that – as I said, this is for the pro forma modelling, a billion a year.  If we find that there was a very attractive opportunity we’ll accelerate that process.  But we are extremely comfortable with the carrying value, so actually the billion dollars will equate to a substantial number of aircraft.  Again, that is a function of the low purchase price that we have got on this deal.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Justine Fisher: Okay, and then as far as reducing the debt to equity ratio going forward, I know Gus you spoke about the rapid decline in this, just as the purchase accounting kind of rolls off, but on the table in the presentation the leverage gets down to three times, which is about where AerCap and ILFC were as standalone companies in four to five years, so that’s still four to five years from now.  Is there anything the AerCap might do in the interim, like repay additional secured debt or unsecured debt – prepay I should say – in order to more rapidly reduce the leverage level of the combined company?

Aengus Kelly: We could certainly look to do that.  Obviously an acceleration of the aircraft sales would drive that, of course, Justine, and that’s certainly something we’ll look at.  But the target – I want to be clear on this – the target for this company is to go back down towards that 3:1 level.  As Keith mentioned, it is artificially high on day one purely as a function of the very low purchase price, so you have to be conscious of that.  But a prudent financial strategy has been at the core of our success from our inception, and it is something that we are extremely focused on as we go forward.

Keith Helming: The only thing I’ll add there is that obviously a 3:1 leveraged position is very, very conservative and it’s obviously where AerCap has run in the past.  As you can see by the pro forma metrics we do drop to 4:1 very quickly, within 18 months.  So we drop, actually, below 4:1, early on within two years, so we get down to a less risky position very quickly.

Justine Fisher:  Okay, and then on the cash side the presentation indicates a billion of pro forma unrestricted cash but I think the combined companies had about $2 billion before, and I think there’s only $250 million of cash – if my math is correct – going to the transaction.  So what’s happening to the rest of that cash?

Keith Helming: Part of the cash will be used to fund the purchase price, effectively.  So the cash portion of the purchase price of three billion will be cash from the existing companies as well as issuance of new debt.

Aengus Kelly: I think, Justine, it’s also worth noting, though, that the combined company will receive a billion dollars unsecured line that doesn’t exist in there today, and that is a crucial part of the transaction that we negotiated with AIG: that we have a five year unsecured revolver from AIG for a $ 1 billion.  And that’s a tremendous boost to the liquidity position of the company, that isn’t there today in either company’s balance sheet.

Keith Helming: That brings the total back up lines of credit to over $4 billion, plus then the unrestricted cash of a $1 billion plus.

Justine Fisher: Okay, but it’s – the cash portion is not – in the committed financing in the press releases – is $250 million, right?

Keith Helming: Excuse me, sorry?  The $250 million –

Justine Fisher: There have just been headlines that there’s committed financing of $2.75 billion backstop financing, right?  So aside from that it’s only $250 million, but pro forma unrestricted cash is a billion?

Keith Helming: That’s correct, yes.  And I just make the point that the billion dollars, again, meets the – what we’re referring to as the liquidity standard for the combined company which again is having sources of capital equal to 1.2 times uses for a 12 month period.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Justine Fisher:  Okay.  And then sorry one last question: just on the synergies, can you talk to us about where the $100 million might come from, and are you going to keep the LA office of ILFC open, or just ‘de-hub’ – as they say in the airlines speak – that office, or will it close down and everything gets moved to Ireland?  And where else are the synergies coming from?

Keith Helming: We are obviously – we being AerCap – are obviously located significantly in Ireland, and obviously the Netherlands as well, so we will expand certainly the Irish base, and increase the organisation structure there.  We will be putting together integration teams made up of people from both ILFC as well as AerCap to determine first of all the timing of the integration activity as well as what functions and what services are better performed at the various locations.  And that will be put together in a very detailed level and be prepared prior to the closing of the transaction.

Aengus Kelly: But Justine there will continue to be a presence in LA.

Justine Fisher: Okay.  Super.  Thank you so much.

Operator: We will now take our next question from Scott Valentin from FBR Capital Markets.  Please go ahead.

Scott Valentin (FBR Capital Markets): Good afternoon, and congratulations on transaction.  Two questions: one, AerCap traditionally has been pretty nimble.  Gus you’ve talked about being optimistic in aircraft leasing, switching from OEM when that’s attractive to sale/lease back.  Just wondering now, given the size of the combined company, does that limit the ability to be nimble?  And the second question was around re-leasing: just curious as to how much of the fleet is due for re-leasing, over the next two years, and what percentage has been placed?

Aengus Kelly: Sure.  Well first of all in terms of nimble I think this is really the most opportunistic deal we’ve ever done.  We saw an opportunity in the market that will probably never be there again to acquire a fantastic team, a fantastic portfolio of aircraft and the most attractive order book in the industry, right at the time the industry cycle is turning, as you’ve heard me say on previous calls.  And if you look at the IATA announcement last year – or last week, excuse me, 2014 is expected to be record earnings for the airlines.  So, we are picking up prime real estate in big size at a great price at the right point in the cycle, so I think this really is the ultimate validation of our strategy of being nimble and opportunistic.

Now, as we go forward it’s extremely important that we maintain that market focus and very nimble features of our platform, and that is something we will certainly do.  If you look at our track record, even if we were just to go with what AerCap has done, with just AerCap’s fleet we have managed to sell 270 aircraft in the last several years; that’s with a fleet that’s much smaller than this ILFC fleet.  So I’m very confident that as we go forward that will continue to be the case.

Scott Valentin: Okay, and just on the re-leasing issue, just, you know, what percentage –

Aengus Kelly: The re-leasing issue, yes, of course.  On the re-leasing issue the vast majority of the book is already placed for 2014, and into 2015 it runs at about an airplane a week, which for a platform of this size is a very manageable task.  As I said, just standalone at the moment, AerCap is moving, buying, selling or leasing an airplane every three days, so that is a manageable task for this platform.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Scott Valentin: Okay, and then one final question: have you reached to ILFC’s large customers just to check with them and make sure everything’s okay with them?

Aengus Kelly: Well, 80% of ILFC’s customers are AerCap’s customers as well, but it would not have been appropriate to reach out to them prior to the announcement of the transaction, but I can assure you that communiques went out to all of our airline customers as soon as the transaction closed this afternoon.

Scott Valentin: Okay.  Thanks very much.

Operator: We will now take our next question from Helane Becker from Cowen.  Please go ahead.

Helane Becker (Cowen): Thanks very much operator.  Hi everybody, thanks for the time.  One: Gus I think in the transaction AIG can sell their shares after the lock-up period expires.  Do you expect them to sell their shares or are there provisions that will enable them to keep the shares if they chose to?

Aengus Kelly: Well AIG can hold on to the shares for as long as they would like, Helane.  The way the lock-up works is that it’s post-closing, so nine months post-closing – so if closing is, say, April/May of 2014 it’ll be 2015 Q1 before they can sell their first block of shares, Q2 2015 for the second block and Q3 2015 for the final block.  So it’s quite a distance into the future; it’s a substantially longer lock-up than would be the case for a typical IPO, for example.  What AIG will do post the lock-up period I can’t tell you.

Helane Becker: Okay, but they don’t have to sell, that’s my question.

Aengus Kelly: Absolutely not, and AIG are a very experienced investor in this sector, and we take it as a vote of confidence that they took so much stock in the company because they can see the tremendous value that’ll be created here by combining the two platforms.

Helane Becker: Got you.  And then, are there any debt covenants in your existing debt that we should be aware of that the transaction would trip, that you would have to renegotiate?

Keith Helming: There’s minimal amounts of debt covenants that have to be adjusted, if you will.  The most significant would be on the ILFC side, and there’s one particular revolver that requires a change in the debt-equity ratio as a result of the impact from purchase accounting, but that was obtained during the previous transaction and we expect it to be so this year as well.

Helane Becker: Okay, and then, will you have – I notice you haven’t really talked about the rate count that you’re anticipating taking on the older ILFC equipment: will that be on closing?  Will you give us more information then, or how can we think about that?

Keith Helming: Yeah, the fair value process will be finalised as of the closing date.  And we will go through an aircraft by aircraft analysis.  I mean obviously we’ve done it already on a preliminary basis, but we’ll do it again as of the closing date and we’ll determine what the actual fair value of each asset is worth; not just the aircraft assets but all the other assets and all the other liabilities, and that will result in, effectively, the fair value of the equity at day one.  And we’ll provide, again, a lot of information as it relates to the fleet.  But I will mention, again, as I said before, and that is this process – this fair value process – allows us to put the proper values on for the in-production aircraft as well as the out-of-production aircraft, so that the portfolio is well stated in terms of this book value going forward.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Helane Becker: Great.  Okay.  Thanks very much for your help.

Aengus Kelly: Thank you.

Operator: We will now take our next question from Catherine O’Brien at Deutsche Bank.  Please go ahead.

Richa Talwar (Deutsche Bank): Hey everyone, it’s actually Richa Talwar.  Most of our questions have been addressed, but just some housekeeping issues.  First, on your guidance for the run rate of $4 EPS, when do you expect to achieve that?  Is that 2014?

Keith Helming: The first full year, which will include all of the synergies we expect, both on the cost side and the tax saving side, will be 2016.  Those benefits will be accruing over the first 18 months as we execute on the synergies, and the $4 will be there, if you will, by the end of 2015.

Aengus Kelly: But it’s immediately accreted from day one, so from the get-go the EPS starts accreting up to and above the $4 a share.

Richa Talwar: Okay, got it.  And then the share count that I’m backing into post deal is going to be $250 million, is that right?

Keith Helming: No, we currently have 113 million shares in AerCap, and we’ll issue 97.6 million new shares in this transaction.  So that takes you to 211 million shares, roughly.

Richa Talwar: Okay.  Okay.  And then lastly, I know you said – you have a slide in here that shows that you’re going to be the industry leader – I mean, are you going surpass GECAS in terms of size?  Is this going to be the largest aircraft leasing company post deal?

Aengus Kelly: I think we’ll be at a very similar level.

Richa Talwar : Okay thanks.  That’s it from us.  Thanks.

Operator: We will now take our next question from Ryan Zacharia from Jacobs Asset Management.  Please go ahead.

Ryan Zacharia (Jacobs Asset Management): Congratulations on the transaction guys and thanks for taking the questions.  The first one is can you guys speak about the opportunity to optimise the liability structure at ILFC, which is currently at around a 6% cost of debt versus 4% for AerCap?  And how much of that may be incorporated in the $4 that you guys speak of already?

Aengus Kelly: If I could just say a couple of points and then I’ll hand it over to Keith.  First of all with the $4 plus we have assumed no synergies on the financing side, that there is no improvement on the funding costs and that all the ILFC debt at the weighted average cost of 6% stays in place.  It should be noted, however, that the high cost of funding that ILFC has on certain tranches is a result of having to fund itself in 2009 and 2010 in a very difficult market.  And that situation does not exist anymore, and we are very confident, as we bring new debt on the balance sheet, or indeed if we do exercise some synergies, that we’ll be able to bring it in beneath where ILFC’s average cost of debt is today.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Keith Helming: Yes, so ILFC is raising a new debt at a much lower cost, as Gus mentioned, that they had in years ago.  The cost for the new debt on the unsecured basis is much closer to that of AerCap’s run-rated debt, if you will.  But, again, we believe it’s important to access funding from both markets.  We think the overall costs and funding costs for the combined company with both sources of capital will be, again, very, very manageable and, again, one of the lowest in the industry.

Ryan Zacharia: And you expect that there would be kind of a tail wind, at least on ILFC’s side, to where that would be coming down over time?

Keith Helming:  And we’ve seen it coming down; it’s at lower levels now than it has been in the past.

Ryan Zacharia: And just on the tax rate: that 8%, or thereabout, you expect that to be phased in at closing?

Keith Helming: The 8% is the tax rate that AerCap experiences today, which is a combination of both the Irish tax rate as well as our position here in the Netherlands.  The overall tax rate as we move most of the assets to Ireland will become closer to the Irish tax rate, around 12.5%.  So that will be our – effectively forecasting as the tax rate for the combined company going forward once all the assets are transferred.

Ryan Zacharia: Great, and then just on the trajectory of the ROE as the leverage comes down, could you maybe address that?  I would just think that you’re going to be building capital using cash to pay down debt and that that might be a drag on the 15% ROE, can you speak to that?

Keith Helming: Yes, as time goes on though we’ll be also building the benefits on the synergies side for both the reduction in SG&A type expenses and a reduction in tax expense, so that will help counter some of the increased leverage, if you will.  But we certainly still expect the return on equity to be double digits, if not 15% then close to that 15%.

Ryan Zacharia: Great, and then just the last question is on the 2013 to 2018 ILFC deliveries.  Can you speak to how many of those have been placed already?

Aengus Kelly: A very substantial portion have been placed and that is in the ILFC queue actually.  Most of the product out into 2016 has been placed.

Ryan Zacharia: Right.  Thanks a lot guys.

Operator: We will now take our next question from Roger King from CreditSights.  Please go ahead.

Roger King (CreditSights): Yeah thanks, two questions.  On the market value of the aircraft fleet, it looks like you’re going to take about a $6 billion write down to $35 billion combined; is that correct?

Keith Helming: Approximately yes.

Roger King: Okay.  And then second of all, on the tax liabilities, about $4 billion, those are going to stay at AIG?  Is that the deal?

Keith Helming: Yeah, the transaction includes what’s referred to as a 338 H10 election that we agreed with the seller on.  Effectively that tax liability will stay with the seller, and for the combined company we’ll have a new tax basis in the assets equal roughly to the purchase price, and we’ll have, effectively, a clean tax bill going forward, and then deferred taxes will build as the profit of the combined company builds.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Roger King: Okay, so it looks the actual value of the company then – as you said was your jewel in the crown – is the net present value of the order book?

Keith Helming: It’s a lot more than that.

Roger King: Okay.  Alright, thanks a lot.

Operator: We will now take our next question from Brian Monteleone from Barclays.  Please go ahead.

Brian Monteleone (Barclays): Hey, can you hear me now?

Aengus Kelly: Yes we can.

Brian Monteleone: Okay, sorry about that.  Is ILFC going to remain an SEC registrant domiciled here in the US?

Keith Helming: Yes it will.

Brian Monteleone: And which entity is going to be doing the acquisition financing?

Keith Helming: It’s likely to be at the AerCap level, but again, as I mentioned, we’re putting a structure in place where there’s cross guarantees, so effectively it will be issued from a combined company level which has the support of the AerCap business as well as the ILFC business.

Brian Monteleone: I understand.  Last question: ILFC has historically talked about their intent to achieve investor grade ratings; can you maybe talk about – maybe not just what you think ratings are going to be initially on the transaction, but also just what aspirations you have on the ratings side?

Aengus Kelly: Well sure.  I mean, let me say that AerCap was the first and only independent aircraft lessor to ever be rated investment grade, and we got it straight out of the gate.  So it is something that we are extremely focused on going forward.  We cannot comment on where the rating agency will come out with.  That will come out – we believe – in the next day or so, where they view the combined entity.  But we believe that the rating of the company on closing will be one that will ensure that we can access the capital markets on competitive terms.

Brian Monteleone: Got it.  Then, in terms of this, kind of 40/60 secured/unsecured split, I know different agencies have talked about 20% and 25% as being a hurdle of AIG, is that –

Keith Helming: The 40% and 60% is really what the debt balance itself will end up being.  We are going to try to manage the secured debt portion of the business at roughly 25% of total assets or less.  Of course when the companies are initially combined it’s slightly above 30% so we will probably issue less secured in the initial couple of years, although we’re still going to access the market, but we will bring that particular statistic down to around the 25% level within a couple of years.  And that is also a measure that the agencies look at as well.

Brian Monteleone: Yep.  Great.  That’s very helpful.  Thanks very much.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Operator: We will now take our next question, which is a follow up from Jamie Baker from JP Morgan.  Please go ahead.

Mark Streeter (JP Morgan): Hi Gus and Peter it’s Mark again.  I just want to jump in on the last question there, on the investment grade rating because obviously you have several billion dollars of ILFC bonds, and I’m very curious to know more information on this.  Do you want an investment grade rating?  Because as you structured this transaction and so forth, you had to figure out the mix of equity and credit and debt and so forth and what you want your target metrics to be, is it – I know what you’re – do you just think you deserve an investment grade rating, or do you want it out of the box?  Can you just be a bit more specific about that?

Aengus Kelly: Well Jamie on that front, obviously we’ve worked very closely with the agency, so it would be premature of me to say what they’re going to do.  But stepping back from the company as a whole, as I said, we were the first company to ever get the investment grade rating that was independent, and it’s something that we feel is an asset of the business, but, having said that, it is not something that will prevent us from executing a very attractive transaction for our shareholders.  We believe that as we go forward the company will certainly meet investment grade metrics and it will do so rapidly.  In fact the only investment grade metric it doesn’t get straight out of the gate – it does on the cash flows and all other metrics – is the debt/equity ratio, because the debt/equity ratio is a function of the purchase price which artificially drives it higher.

Mark Streeter: Okay great.  And just one last question on – going back to our original question on your view on the attractiveness of secured debt versus unsecured funding.  You know, one of the reasons that ILFC got in trouble during the crisis and so forth was because of all the unsecured debt, and you’ve highlighted that – Gus and Peter – and talked about the efficiency of the secured debt markets for aircraft and that being the lowest cost of debt going forward.  So Peter you just mentioned managing the secured/unsecured mix and so forth, so is there, though, a real change in terms of your attitude here towards the two markets?  Do you still view secured debt as the primary way that you’re going to raise capital to fund your business, or is it permanently altered, if you will, from your prior philosophy?

Keith Helming: Well this is Keith.  Let me just point out that, I mean – we’re – with this combined company, with the acquisition of ILFC, we are much more comfortable with the unsecured debt market for a couple of reasons.  Number one, as I mentioned in my prepared remarks, the ILFC business has done a great job of balancing their operating cash flows with the debt maturities, if you will.  So effectively the business runs and can meet its obligations on the debt maturity side, so that all of their new funding is really related to buying brand new equipment effectively, and the sources for that, whether it’s secured or unsecured, in our view, will always be there.  So that’s one particular reason why we’re much more comfortable.  And again, on top of that we plan to run a very, very solid liquidity position, as I mentioned, this 1.2 times sources sources our uses for a 12 month period.  So, in our view, if there is a rough period of time, for whatever reason, we’ll be able to manage through it effectively.

Mark Streeter: Great.  Thank you.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Operator: We will now take our next question form Justine Fisher from Goldman Sachs.  Please go ahead.  Your line is once again open.

Justine Fisher (Goldman Sachs): Hi, sorry, one quick follow up from the debt side.  So another way to phrase the ratings question – I know you said that you’re comfortable that you’ll be able to access the capital markets effectively given the ratings outcome that might occur.  The question is: do you think that a double B – a low double B or a mid-double B rating would still be sufficient to access the capital markets, or do you think it needs to be high double B in order for you to continue to get the funding levels that you are targeting?

Aengus Kelly: Justine, you know, we will see what comes out from the agencies in the next day or two.

Justine Fisher: Okay and then just a last quick question on the ILFC 5.65, that’s a billion dollar bond that matures in the middle of ’14: have you guys thought about maybe including that in any – the refinancing of that in any deal related financing, or have you not thought about whether or not you might take those bonds out a little bit earlier and just deal with them in June?

Keith Helming:  Well we haven’t actually come up with any particular plans yet but we have a lot of people looking at that, both sets of advisors as well, both businesses, so we plan to do the most optimised debt issuance possible at the time of closing.

Justine Fisher: Alright.  Thank you.

Operator: We will now take our next question from Joe Gill from Goodbody.  Please go ahead.  Your line is now open.

Joe Gill (Goodbody): Thanks very much and good afternoon and congratulations on the scale of this transaction.  I just have a couple of questions on the fleet please.  Firstly, in relation to the other category, can you just give us a bit of colour as to what’s in that and what portion of the value of the combined fleet does that other segment contain?  And secondly the average age of the Boeing 777 components of the fleet.  And thirdly, do you believe that the balance between your existing fleet and your order book is optimal, or would you like to see a greater portion of orders in the book going forward?  Thanks.

Keith Helming:  I’ll start first with the other category, if you will.  The other category does include a lot of the out-of production equipment.  And the – I’ll provide you with a statistic, that over 100 – slightly over 100 of the ILFC aircraft will be parted out after their existing lease, but the value of those particular aircraft is less than $1 billion, so a lot of those particular aircraft are sitting in this line.  Even though it shows a lot of aircraft from a number point of view, the value associated with those aircraft is very, very low.

Aengus Kelly: So I think this a very important point, that less than 3% by value, even though it’s 100 plus airplanes, it’s only 3% by value.  That gives you an indication of the price we paid for this company.

Turning to the order book, we believe that the order book is extremely attractive.  As I mentioned, it’s the delivery slot that’s crucial; these are fantastic delivery slots to get them at this point.  If you go to the OEMs today, it’ll be a decade later on average before you get this stuff.  If you tried to order 350s your average delivery stream will be probably 2023, 2024 – same for 787s.  That results in massive price escalation.  These are at the perfect spot in the delivery cycle: right at the front of it.  The pricing is exceptionally attractive, and it’s the most in-demand aircraft in the world.  So we feel very good about that.  This order book will fuel future growth.  It’ll mean that the cash flows and the profits are extremely durable and sustainable, so we’re very happy with the mix at the moment.  And then as we go forward we’ll see what other opportunities may present themselves.

AerCap - LFC transaction Conference Call	Monday, 16th December 2013

Your question on the 777s, on the average age, they’re quite young 777s, again by value, because the 777-300-ER portfolio that ILFC has is quite young and the 777-200s again, as a function of the purchase price, they will be at a much lower value, so the average age of the 777s is well inside the average age of the total fleet.

Joe Gill: Okay, thanks very much.

Operator: As a reminder, ladies and gentlemen, if you would like to ask a question please press *1 on your telephone keypad.  That’s *1 to ask a question.  As it appears there are no further questions I’d now like to hand back to our speakers for any additional closing remarks.

Aengus Kelly:  Well thank you all for joining us on this call today, this is a historic day for AerCap and for the industry itself.  We believe we’re creating the industry leader here, we look forward to working with all of you over the coming weeks and months and we will see many of you in the next few days in the United States, so thank you very much.  Good bye.

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